UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Patterson-UTI Energy, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	1-39270	75-2504748
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

10713 W. Sam Houston Pkwy N,
Suite 800, Houston, Texas	77064
(Address of principal executive offices)	(Zip code)

Seth D. Wexler
Executive Vice President, General Counsel and Secretary
281-765-7100
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

The Conflict Minerals Report filed for the calendar year ended December 31, 2025 is available at https://investor.patenergy.com/Investors/financials/sec-filings/default.aspx.

Item 1.02. Exhibit.

A Conflict Minerals Report for the calendar year ended December 31, 2025 is filed herewith as Exhibit 1.01.

Section 3 – Exhibits

Item 3.01. Exhibits.

Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Patterson-UTI Energy, Inc.
(Registrant)

By:	/s/ Seth D. Wexler	Date:	May 28, 2026
Seth D. Wexler
Executive Vice President, General Counsel and Secretary

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